TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Tuesday, October 2, 2007

Titan Trading Analytics Announces Completion of
Black Box Development

Titan Trading Analytics Inc. (“Titan”) is pleased to announce the completion of its Black Box software. This version of Titan’s Black Box is a completely stand alone application, which differentiates it from Titan’s previous implementations of its Black Box software. A 30 day period of in house alpha testing has begun and will be followed by a 60 day period of beta testing, prior to the release of the industry ready product. With the completion of this flagship offering, Titan is now ready to transform its operation from one focused on research and development to one focused on trading operations and sales and marketing.

Titan would also like to announce that, to facilitate the change in operations, it has appointed Rhonda Lawrence as General Business Manager of Titan Trading Analytics Inc. Rhonda will oversee the transformation of the company from a research and development company into a company that sells and supports its entire array of trading solutions and services. Rhonda has twenty nine (29) years experience trading stocks and commodities. She has overseen large trading operations in many different asset classes: ranging from stocks, to currencies and to commodities. She was responsible for risk management hedging accounting, financial monitoring and analysis for a major publicly traded company. She has served as executive of this company for ten (10) years.

Rhonda has held many professional and industry-committee positions during her career and has been a chairperson of the Executive Committee of the University of Lethbridge. She has also served as Chairperson of the Market Development Committee / Executive of the Board of the Canola Council of Canada, and as a director of the Canadian Oil Seed Processors Association.

For further information, contact Ken W. Powell at:
Phone: (780) 438-1239

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.